UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

INTERPRIVATE III FINANCIAL PARTNERS INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46064R106

(CUSIP Number)

December 21, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46064R106	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Exos Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,958*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,958*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,958*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%*
12	TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 46064R106	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Exos Collateralized SPAC Holdings Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 149,237*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 149,237*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,237*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%*
12	TYPE OF REPORTING PERSON PN

*See Item 4 for additional information.

CUSIP No. 46064R106	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Interprivate III Financial Partners Inc., a Delaware corporation (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1350 Avenue of the Americas, 2nd Floor, New York, NY 10019

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This initial report on Schedule 13G is being filed by (i) Exos Asset Management LLC, a Delaware limited liability company (“Exos”); and (ii) Exos Collateralized SPAC Holdings Fund LP, a Delaware limited partnership (“Collateralized SPAC Fund”). The address of Exos and the Collateralized SPAC Fund is: 1370 Broadway, Suite 1450, New York, NY 10018.

Item 2.	(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2.	(e) CUSIP No. 46064R106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

Item 4.	Ownership

As reported in the cover pages to this report, the ownership information with respect to Exos is as follows:

(a) Amount Beneficially Owned: 205,958*

(b) Percent of Class: 7.1%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 205,958*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 205,958*

As reported in the cover pages to this report, the ownership information with respect to the Collateralized SPAC Fund is as follows:

(a) Amount Beneficially Owned: 149,237*

(b) Percent of Class: 5.2%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 149,237*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 149,237*

*Exos is the investment manager to the Collateralized SPAC Fund. As of December 21, 2022, Exos, as the investment manager to the Collateralized SPAC Fund and investment manager to a number of other private funds, may be deemed to beneficially own an aggregate of 205,958 Class A Common Stock of the Issuer.

The ownership percentages reported in this Schedule 13G have been calculated based on the 2,894,176 shares of Class A Common Stock outstanding, as set forth in the Issuer’s Form 10-Q filed May 18, 2023.

CUSIP No. 46064R106	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 46064R106	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2023

Exos Asset Management LLC

By:	/s/ Neil Radey
Name:	Neil Radey
Title:	General Counsel

Exos Collateralized SPAC Holdings Fund LP By, Exos Collateralized SPAC Holdings Fund GP LLC (General Partner to the Collateralized SPAC Fund)

By:	/s/ Neil Radey
Name:	Neil Radey
Title:	General Counsel